EXHIBIT 1

DIRECTOR’S IRREVOCABLE UNDERTAKING

(J. Michael Gullard)

Serena Software, Inc.

2755 Campus Drive

3rd Floor

San Mateo

California 94403

USA

Lehman Brothers Europe Limited

25 Bank Street

London E14 5LE

UK

March 2004

Dear Sirs,

Recommended Offer for Merant Plc (the “Offeree”)

I refer to the press announcement (the “Press Announcement”) shortly to be released by Lehman Brothers Europe Limited (the “Bank”) (subject to paragraph 2) in the form attached setting out the principal terms and the conditions upon which the Bank will on behalf of Serena Software, Inc. (the “Offeror”) outside the United States, and the Offeror will on its own behalf in the United States, make the offer (the “Offer”) to acquire the whole of the issued ordinary share capital of the Offeree (including ordinary shares represented by American Depository Shares) and any ordinary shares of the Offeree which are issued whilst the Offer remains open for acceptance.

In consideration of the Offeror agreeing to make the Offer (subject to paragraph 14 below), I, the undersigned, hereby irrevocably confirm, warrant and undertake that:

1. (a)	I am the registered holder and beneficial owner of the number of ordinary shares of £0.02 each in the Offeree (“Ordinary Shares”) set out in Column 1 of Part 1 the First Schedule hereto (such Ordinary Shares and any other securities in the Offeree attributable to or derived from such Ordinary Shares whilst the Offer remains open for acceptance and any other Ordinary Shares to which I may become entitled being herein referred to as the “Shares”), such Ordinary Shares are the only shares in the capital of the Offeree in which I have an interest and (save for this irrevocable undertaking) I have not accepted any offer or entered into any agreement or arrangement, whether conditionally or otherwise, to sell, transfer, grant any option over or otherwise dispose of, or which could result in any such disposal or to create any lien, charge or encumbrance over, all or any of the Shares or any interest therein;

(b)	I will accept the Offer in respect of the Shares not later than ten business days after the date on which the offer document relating to the Offer (the “Offer Document”) is posted to the shareholders of the Offeree, and I will forward, with such acceptance, the share certificates or other documents of title in respect of the Shares and/or transfer the Shares to an escrow balance, specifying the person identified in the terms and conditions of the Offer Document (in its capacity as CREST participant) as the escrow agent as soon as possible and in any event so that the relevant documents of title are received and/or the transfer to escrow settles no later than ten business days after the Offer Document is posted and unless the Offer lapses or is withdrawn I will not withdraw such acceptance in respect of the Shares, notwithstanding that the terms of the Offer will confer a right of withdrawal on accepting shareholders in certain circumstances;

(c)	I shall accept or procure acceptance of the Offer in respect of the Shares (if the Offer is made and does not lapse and is not withdrawn), and will transfer the Shares to the Offeror with full title guarantee free from all liens, charges, encumbrances and other equities or third party rights of any nature whatsoever and with all rights attaching thereto including all rights to any dividends or other distributions hereafter declared, paid or made in respect thereof (other than as provided for by the terms of the Offer);

(d)	unless and until the Offer has lapsed or is withdrawn, I will not (save pursuant to the Offer) enter into any agreement, arrangement or obligation which would or could result at any time in the sale, transfer, grant of any option over or other disposal howsoever of, or the creation of any lien, charge or encumbrance over, all or any of the Shares or of any interest therein. For the avoidance of doubt, references in this paragraph to any agreement, arrangement or obligation include any agreement, arrangement or obligation whether or not legally binding or subject to any condition or which is to take effect if the Offer closes or lapses or if this undertaking ceases to be binding or in any other event;

(e)	unless and until the Offer has lapsed or is withdrawn, I will not without the prior written consent of the Offeror acquire or agree to acquire any further shares or any interest in any further shares in the Offeree (except pursuant to the exercise of my Options) (as defined below);

(f)	I do not hold and am not entitled to any options under the Merant Share Schemes (as defined in the Press Announcement).

2.	Subject to paragraph 3 below, the Press Announcement shall be in the form of the draft attached hereto, subject to any amendments or additions (other than to the amount of the consideration and cash consideration) which may be agreed between the Bank (on behalf of the Offeror) and UBS Limited (on behalf of the Offeree).

3.	The terms and conditions of the Offer will be as set out in the Press Announcement subject to any amendments as may be required to comply with the requirements of the Financial Services Authority, the United Kingdom Listing Authority, the London Stock Exchange plc, the Panel on Takeovers and Mergers and the US Securities and Exchange Commission.

4.	In accordance with the City Code on Takeovers and Mergers (the “Code”), the Offer Document will contain particulars of this irrevocable undertaking and of my holdings of, and dealings in the last twelve months in, the share capital of the Offeror and the Offeree and this irrevocable undertaking will be available for inspection while the Offer remains open for acceptance. Details of my current holdings in the share capital of the Offeree are set out in the First Schedule to this irrevocable undertaking and details of my dealings in the last twelve months in the share capital of the Offeror and the Offeree are set out in the Second Schedule to this irrevocable undertaking. Until such time as the Offer is declared or becomes wholly unconditional or lapses or is withdrawn, I will promptly notify the Bank or the Offeror in writing of details of any changes to my holdings of, and any further dealings in, the share capital of the Offeror and the Offeree for inclusion in the Offer Document together with such other information as the Offeror or the Bank may reasonably require concerning myself in connection with the Offer (including without limitation the preparation of the formal offer documents) and such other matters as are required in order to comply with applicable law or any other obligations under applicable regulations (including the Code).

5.	I consent to the issue of the Press Announcement (subject to any amendments made in accordance with paragraphs 2 and 3) incorporating references (if any) to me and to this irrevocable undertaking substantially in the terms set out in the Press Announcement and the Offer Document and to its being made available for inspection while the Offer remains open for acceptance.

6.	At all times after the date hereof and until the Offer shall become or be declared unconditional in all respects or shall lapse or be withdrawn I shall (in my capacity as a shareholder of the Offeree and for the avoidance of doubt, subject to my fiduciary duties as a director and any other obligations applicable to directors under applicable law and regulation including the Code) refrain from taking any action or making any statement which (so far as I am aware) would or is likely to be prejudicial to the success of the Offer, including without limitation making any statement which refers to the Offeror before the Press Announcement is released (unless such statement is required by law or regulation including the Code or made at the request of The Offeror in discussions with any shareholder from whom the Offeror is seeking irrevocable undertakings), soliciting any other offer by any third party for any part of the issued share capital or (other than in the ordinary course of business) assets of the Offeree or (except so far as required by my fiduciary duties under law or the Code, and only in response to an unsolicited approach) entering into discussions or negotiations with, or providing any information to, or facilitating in any way any offer by such third party.

7.	Pending the Offer becoming wholly unconditional or being withdrawn or lapsing and in my capacity as a shareholder and subject to my fiduciary duties as a director and any other obligations applicable to directors under applicable law and regulation including the Code:

(a)	I shall not exercise or permit the exercise of the voting rights attaching to the Shares or Option Shares in any manner which would frustrate the Offer or prevent the Offer becoming or being declared unconditional in all respects;

(b)	save as permitted under the terms of the letter agreement entered into between the Offeree and the Offeror on the date hereof, I shall, unless otherwise agreed by the Offeror (in its absolute discretion) exercise or procure the exercise of such voting rights against any resolution which may be proposed for the winding up of the Company and any resolution to increase the authorised share capital or reduce the share capital of the Company or to authorise or empower the directors of the Company to allot or issue securities or to amend the memorandum or articles of association of the Company or to approve any acquisition by the Company of its own shares or any resolution to approve any compromise or arrangement under section 425 of the Companies Act 1985, provided that I am not prevented by any legal or regulatory obligation from voting as aforesaid.

8.	As a director of the Offeree and subject at all times to my fiduciary duties as a director and the requirements applicable to directors of all applicable laws and regulations (including the Code):

(a)	I agree to provide all reasonable assistance as may be requested to enable the Offeror to make the Offer and to prepare the Offer Document and all related and ancillary documents in accordance with the requirements of the Code, the Financial Services Authority, the United Kingdom Listing Authority, the London Stock Exchange plc, the Panel on Takeovers and Mergers and the US Securities and Exchange Commission and any other legal or regulatory requirement or body;

(b)	I agree to use all reasonable endeavours to ensure that (at all reasonable times following the release of the Press Announcement and before the Offer becomes unconditional in all respects or lapses or is withdrawn) the Offeror and its advisers are provided with such information regarding the Offeree as the Offeror reasonably requires to enable the Offeror to establish whether or not the conditions of the Offer are satisfied;

(c)	if the Offer becomes unconditional in all respects, I agree to join in a resolution to approve the appointment as director(s) of the Offeree of anyone nominated by the Offeror and, if required by the Offeror, I shall resign as a director of the Offeree but without prejudice to any entitlement I may have under any service agreement or other arrangement with the Company.

9.	All references in this irrevocable undertaking to the “Offer” shall include any revised offer or offers which have the same or an increased cash amount and which in the opinion of the Bank and UBS Limited constitute an increase or improvement in the consideration being offered from that offered in the original offer (as previously revised, if at all) made by or on behalf of the Offeror to acquire the whole of the issued share capital of the Offeree and any Ordinary Shares of the Offeree which are issued while the Offer remains open for acceptance.

10.	I acknowledge that, if I fail to accept or procure the acceptance of the Offer in accordance with my obligations under paragraph 1(b) damages alone would not be an adequate remedy and that an order for specific performance would be an essential element of any adequate remedy for such failure or breach.

11.	If the Offer Document has not been posted within 28 days after the date of the Press Announcement (or within such longer period, being not more than 42 days after the date of the Press Announcement as the Offeror, with the consent of the Panel on Takeovers and Mergers, determines) or the Offer lapses or is withdrawn without having become or been declared wholly unconditional, all obligations under this irrevocable undertaking will lapse and no party shall have any further obligations under it or any claim against any other save in respect of any antecedent breach of its terms.

12.	This irrevocable undertaking and the Offeror’s obligation to make the Offer is conditional upon the release of the Press Announcement on or before 5.00pm on 5th March 2004.

In the event that such condition fails to be satisfied by the appropriate time and date mentioned above or in the event that the Offer lapses or is withdrawn, this irrevocable undertaking shall automatically lapse and be of no further force or effect and no party hereto shall have any claim against the other save in respect of any antecedent breach of its terms.

13.	By way of security for the performance of my obligations contained in sub-paragraph 1(b) above, I hereby irrevocably appoint any director for the time being of the Offeror to be my attorney in my name and on my behalf to execute a form or forms of acceptance and/or such other documents and do such other acts and things (if any) as may be necessary to accept the Offer in respect of the Shares (or, as the case may be, to require the registered holder(s) thereof to accept the same), provided that:

(a)	such appointment shall not take effect until ten business days shall have elapsed from the date of the Offer Document and only then if I shall have failed to comply with my said obligations;

(b)	such attorney shall act in accordance with any instructions which may be given by me in respect of election for the Mix and Match Election (as defined in the Press Announcement).

14.	I acknowledge that the Bank is acting for the Offeror in relation to the Offer and that the Bank will not regard any other person as its client in relation to the Offer and will not be responsible to any other person for the protections afforded to clients of the Bank.

15.	This irrevocable undertaking shall be governed by and construed in accordance with the laws of England, to the exclusive jurisdiction of whose courts I and you irrevocably submit.

Yours faithfully,

SIGNED and delivered as a deed by	)	/s/ J Michael Gullard
J Michael Gullard,	)
)

in the presence of:

/s/ Josephine M. Stiene

Signature Josephine M. Stiene

Name 4166 Thain Way

Address Palo Alto, CA 94306

Executive Assistant

Occupation

SCHEDULE 1

PART 1

Current Shareholding

(1)	(2)	(3)
Number of Ordinary	Beneficial	Registered
Shares	Holder	Holder

126,774	J Michael Gullard	J Michael Gullard

SCHEDULE 2

Details of Dealings in the Last 12 Months

Name	Date	Transaction	Number	Price (£)

J Michael Gullard	8 April 2003	Acquisition	58,801	1.24